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                          September 17, 2021

       Stephen Diamond
       Senior Vice President and General Counsel
       Freeline Therapeutics Holdings plc
       1209 Orange Street
       Wilmington, DE 19808

                                                        Re: Freeline
Therapeutics Holdings plc
                                                            Registration
Statement on Form F-3
                                                            Filed September 10,
2021
                                                            File No. 333-259444

       Dear Mr. Diamond:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marcel Fausten